Exhibit 99.1

Announcement Wednesday, 28 May 2025	Woodside Energy Group Ltd. ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com ASX: WDS NYSE: WDS

WOODSIDE WELCOMES PROPOSED NWS EXTENSION APPROVAL

Woodside and the North West Shelf Joint Venture welcome the Federal Government’s proposed decision to grant environmental approval for the North West Shelf Project Extension.

Woodside Executive Vice President and Chief Operating Officer Australia Liz Westcott said the proposed Federal Government approval will provide certainty for the ongoing operation of the North West Shelf Project following rigorous assessments and appeals.

“This proposed approval will secure the ongoing operation of the North West Shelf and the thousands of direct and indirect jobs that it supports.

“This nationally significant infrastructure has supplied reliable and affordable energy to Western Australia for 40 years and international customers for 35 years and will be able to continue its contribution to energy security.

“Since starting operations in 1984, the North West Shelf Project has paid over A$40 billion in royalties and taxes, and supported regional development opportunities in the Pilbara.”

Woodside has received the proposed Federal conditions which relate to matters including cultural heritage management and air quality. We recognise the significance of these matters and are reviewing the proposed conditions to understand their application.

We remain committed to protecting the Murujuga Cultural Landscape and support its World Heritage nomination. We believe long-term co-existence between cultural heritage and industry is possible when guided by credible science, Traditional Custodian leadership, and genuine collaboration.

As part of the State Government approval in December 2024, the North West Shelf committed to a range of environmental management measures, including a significant reduction in air emissions and measures to manage greenhouse gas emissions and to reduce them over time.

In addition, meaningful consultation with Traditional Owners is occurring as part of these conditions, including complying with all air quality objectives and standards arising from the Murujuga Rock Art Monitoring Program.

The North West Shelf Project has supplied more than 6000 petajoules of domestic gas, powering homes and industry in Western Australia. If used for just household electricity, this is enough to power homes in a city the size of Perth for approximately 175 years.

Over four decades, the project has paid more than A$40 billion in royalties and excise, provided employment and contracting opportunities to the Pilbara and broader Western Australian community, and invested well over A$300 million in social and community infrastructure within the city of Karratha.

INVESTORS Sarah Peyman M: +61 457 513 249 E: investor@woodside.com	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Forward-looking statements

This announcement contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition, including, for example, but not limited to, statements regarding the transaction (including statements concerning the timing and completion of the transaction and the expected benefits of the transaction), and expectations regarding future expenditures and future results of projects. All forward-looking statements contained in this announcement reflect Woodside’s views held as at the date of this announcement. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘enable’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions.

Forward-looking statements in this announcement are not guidance, forecasts, guarantees or predictions of future events or performance, but are in the nature of aspirational targets that Woodside has set for itself and its management of the business. Those statements and any assumptions on which they are based are only opinions, are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives.

Details of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and Woodside’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this announcement.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements.

All information included in this announcement, including any forward-looking statements, speak only as of the date of this announcement and, except as required by law or regulation, Woodside does not undertake to update or revise any information or forward-looking statements contained in this announcement, whether as a result of new information, future events, or otherwise.